Exhibit 10.1
[Letterhead of BioScrip]
November 29, 2010
David W. Froesel, Jr.
9060 Whisperinghill Dr.
Cinncinnati, OH 45242
     Re:     BioScrip, Inc. and Subsidiaries
Dear David:
     BioScrip, Inc., a Delaware corporation (the “Company”), is pleased to offer you employment as the Company’s Executive Vice President, Chief Financial Officer and Treasurer, according to the terms and subject to the conditions set forth below. The terms and conditions of your employment would be as follows:

1. POSITION AND DUTIES:	Executive Vice President, Chief Financial Officer and Treasurer.

You would report to, and would have such duties as assigned to you from time to time by the Company’s Chief Executive Officer or as directed by the Board of Directors. You acknowledge and understand that you are an employee at will.

For a period of two years from your start date, you will not be required to relocate. If you are required to relocate after two (2) years, the Company will pay your relocation expenses. You may work one business day per week from the Cincinnati, OH vicinity. The Company will provide you with office equipment to work from home, including a computer, business phone and phone service and other business equipment necessary or appropriate to work effectively from home, including facsimile and other business software.

2. BASE COMPENSATION:	Your annual base salary would be $500,000 payable bi-weekly or at such other times as other employees of the Company are paid. Your performance and base salary shall be reviewed annually according to company practice.

3. PARTICIPATION IN HEALTH AND OTHER BENEFIT PLANS:	During your employment with the Company, you would be eligible to participate in all employee health and other benefit plans, policies and practices now or hereafter maintained by or on behalf of the Company and its subsidiary and affiliate corporations, commensurate with your position and level of individual contribution, all at the Company’s discretion, in accordance with their respective terms and conditions. The Company may terminate or amend any such plans or coverage so as to eliminate; reduce or otherwise change any such health and benefit at its discretion.

4. BONUS:	You would be eligible to participate in BioScrip’s Management Short-term Cash Bonus Program as long you remain continuously employed with BioScrip through the date bonuses are paid. Your target bonus would be at level of 80% of your then annual base salary and would be based on specific corporate performance goals determined by the Board. Any bonus, if payable, shall be paid as and when bonuses are paid to management generally.

5. EXPENSES:	Subject to such policies as may from time to time be established by the Company’s management, the Company would pay or reimburse you for all reasonable and necessary expenses actually incurred or paid by you during your employment upon submission and approval of expense statements, vouchers or other reasonable supporting information in accordance with the then customary practices of the Company. No prior approval of such business expenses is required so long as such expenses are incurred and submitted for reimbursement in accordance with the Company’s policies. If a business expense reimbursement is not exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), any reimbursement in one calendar year shall not affect the amount that may be reimbursed in any other calendar year and a reimbursement (or right thereto) may not be exchanged or liquidated for another benefit or payment. Any business expense reimbursements subject to Section 409A of the Code shall be made no later than the end of the calendar year following the calendar year in which such business expense is incurred by the Executive.

6. EQUITY COMPENSATION:	You would be granted 200,000 stock options to purchase the Company’s common stock, par value $0.0001 per share of the Company (“Common Stock”), which would be awarded at the current market price on the date your employment commences. The options will vest in three equal annual installments. The initial strike price of the options would be the closing stock price on the NASDAQ on the later to occur of the (i) the approval of the grant by the Company’s compensation committee of the Board of Directors; or (ii) the commencement date of your employment with the Company.

You would also be granted a cash-based phantom Stock appreciation right (SAR) of 200,000 units. This award will be granted at the closing stock price on the NASDAQ on the date your employment commences. The SAR’s will vest in three equal annual installments and will pay out based on the difference in the closing stock price of the Company’s Common Stock on the NASDAQ on the vesting date (provided the SAR is “in the money”) and will be subject to the terms and conditions of a SAR grant agreement.

7. VACATION:	You would be entitled to four weeks (20 business days) vacation per year during the term of your employment.

8. FEDERAL IMMIGRATION LAW:	For purposes of federal immigration law, you would be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your commencement date, or our employment relationship with you may be terminated. If it is not received within such three (3) day period, you will not be able to continue employment with the Company until such time as the appropriate documentation is provided.

9. RESTRICTIVE COVENANT:	As a condition to your employment with the Company, you will be obligated to enter into a restrictive covenant agreement between you and the Company, covering, among other things, non-competition provisions, non-solicitation provisions, and the protection of the Company’s trade secrets. That agreement is attached in the form attached hereto as Exhibit A.

10. OTHER TERMS:	You would be entitled to severance under the terms of a Severance letter attached hereto as Exhibit B.

11. LEGAL FEES AND EXPENSES:	The Company will reimburse you up to $15,000.00 in connection with the review, negotiation and execution of the agreements contemplated by this offer letter.

13. INDEMNITY:	You will be provided indemnity to the fullest extent permitted under the Company’s certificate of incorporation, bylaws or any other organizational document or to the maximum extent provided by Delaware law. The Company will provide you with usual and customary directors and officers liability insurance.
Your offer is contingent upon the results of your reference and background checks as well as negative results from a required confidential drug screening examination. You will be receiving an email that contains all of the documents we will need to process the reference and background checks and arrange for your drug screening. Once you complete and submit these documents, we will begin processing your background check. You will also receive an email within two days via Escreen with the information you will need to take your drug screening. Please print out the attached EPassport and take it along with your driver’s license to the designated testing facility. Please note that you will be required to perform your drug screening within 48 hours of receipt of your email.
This offer supersedes all prior offers, both verbal and written. Please call me at 914-460-1622 to discuss any questions or comments that you may have regarding these terms. Please return your paperwork by mail or fax to:

BioScrip, Inc. Attn: Lisa Nadler 100 Clearbrook Road Elmsford, NY 10523 Fax: 914-460-1670

We are very pleased to have you join us!

Sincerely yours, BIOSCRIP, INC.
By:	/s/ Lisa Nadler

Agreed to and accepted by:

/s/ David W. Froesel, Jr.
David W. Froesel, Jr.